SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-18730

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________

PART I - REGISTRANT INFORMATION

China Changjiang Mining & New Energy Co., Ltd
Full Name of Registrant

Former Name if Applicable

Room 1907, No. 1038 West Nanjing Road, Westagate Mall
Address of Principal Executive Office (Street and Number)

Jing’An District, Shanghai, China 200041
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, NCEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

China Changjiang Mining & New Energy Co., Ltd (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 on a timely basis without unreasonable effort and expense because the financial information and other disclosures required to be included in the Form 10-K could not be completed by the filing deadline. The Company fully expects to file its Form 10-K within the additional time allowed by this report.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Dr. Chongyi Yang	(86)	8833-1685
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

China Changjiang Mining & New Energy Co., Ltd

(Name of Registrant as Specified in Charter.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By: /s/ Dr. Chongyi Yang
Dr. Chongyi Yang Chief Executive Officer

3